Exhibit 12

WMS INDUSTRIES INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio information)

										Nine
										Months
										Ended
	Fiscal Year Ended June 30,									March 31,

	1998	1999		2000		2001		2002		2003

Earnings
Pre-tax income (loss) from continuing operations	$(66,840)	$14,203		$71,438		$49,987		$15,450		$(6,217)
Add back fixed charges:
Fixed charges	567	613		434		567		567		457

Earnings (loss)	$(66,273)	$14,816		$71,872		$50,554		$16,017		$(5,760)

Fixed Charges
Interest portion of rent expense	$567	$613		$434		$567		$567		$457

Ratio of Earnings to Fixed Charges	(1)	24.2	x	165.6	x	89.2	x	28.2	x	(1)

(1)  Our pre-tax income was inadequate to cover fixed charges for the year ended June 30, 1998 by approximately $67.4 million and for the nine months ended March 31, 2003 by approximately $6.7 million.